ARKEMA

May,5th 2009

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

09046074

SEC
Mail Processing
Section

MAY 08 2009

Washington, DC
122

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press Releases :
  1. Arkema continues to refocus its Functional Additives business

ARKEMA

The world is our inspiration

Press release
Communiqué de presse

Colombes, May 4th 2009

Arkema continues to refocus its Functional Additives business

As part of the recentering of its Functional Additives business unit, Arkema announces the sale of two families of additives produced in China to the Hoe Seng Co Pte Ltd group (Singapore): ceramic opacifiers and polyester resin catalysts.

« *The sale of these non-strategic activities for Arkema will enable us to focus our resources on the development of other core business segments in which we offer genuine added value and hold leading positions* » explains Richard Rowe, Managing Director of the Functional Additives business unit.

Production of these additives is based in China, on the Guangzhou site which employs 105 people and accounts for annual sales of the order of €13 M.

Ceramic opacifiers are used as additives for sanitaryware and ceramic tiles.
Antimony-based PET catalysts are used by polyethylene terephthalate (PET) producers for polycondensation reactions. End-products include polyester fiber, resin for bottles, and tires.

A global chemical company and France's leading chemicals producer, Arkema consists of three businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.6 billion euros. Arkema has 15,000 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71.34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com